FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Jessica Uhl to succeed Simon Henry as Chief Financial Officer

The Hague, 15 December 2016 - Royal Dutch Shell plc (“Shell”) announces today that, after more than seven years in the role, Simon Henry will conclude his service as Chief Financial Officer of the company and will be succeeded by Jessica Uhl.

Simon Henry will remain on the Board as CFO until 9 March 2017 and sign the 2016 annual report, after which he will hand over his duties. Simon will then remain available to Jessica and to the Board to assist with transition until 30 June 2017.

Simon Henry has been with Shell for over 30 years and was appointed Chief Financial Officer of the company in May 2009, responsible for strategy, planning and information technology, as well as the company’s financial activities. He is also Regional Executive Director for Asia Pacific with specific oversight of new business development in China. He was Chief Financial Officer for Exploration & Production from 2004 to 2009, and was Head of Group Investor Relations from 2001 to 2004. Prior to these roles, he held various finance posts including Finance Manager of Marketing in Egypt, Controller for the Upstream business in Egypt, Oil Products Finance Adviser for Asia-Pacific, Finance Director for the Mekong Cluster, and General Manager Finance for the South East Asian Retail business.

Charles Holliday, chairman of Royal Dutch Shell plc said “The Board is grateful to Simon for strengthening capital management and the balance sheet such as to allow the acquisition of BG and executing that deal. His leadership in integrating the two companies and in re-orienting our strategy leaves us a financially stronger company. When he leaves our Board, it will be with our very best wishes.”

Simon Henry said “I have been privileged to spend the past 34 years working with great colleagues, in a great company. Together we have made a difference in an industry that really matters to so many people around the world. I wish Jessica every success in the role, and am confident that she and Shell will deliver a world class investment, in the most responsible and sustainable way.”

The Board has appointed Jessica Uhl as Chief Financial Officer with effect from 9 March 2017. Jessica will be an Executive Director of the Company and a member of its Executive Committee, and will be based in The Netherlands.

Jessica, an American citizen, grew up in California and holds a BA in Political Economy from the University of California, Berkeley (1989) and an MBA from INSEAD (1997).

She joined Shell in 2004 and has held Finance leadership roles, based in Europe and the USA, in Shell’s Upstream, Integrated Gas and Downstream businesses, as well as in Projects & Technology and Corporate headquarters. She is currently Executive Vice President (EVP), Finance for the Integrated Gas business. Previous roles included EVP, Finance for Upstream Americas, Vice President (VP) Finance, Upstream Americas Unconventionals, VP Controller for Upstream and Projects and Technology, VP Finance for the global Lubricants business and Head of External Reporting. Jessica joined Shell in finance and business development supporting the Renewables business.

Prior to joining Shell, Jessica worked for Enron in Houston and Panama (1997-2003) and Citibank in San Francisco (1990-96).

Ben van Beurden, Chief Executive, said “Jessica combines an external perspective with broad Shell experience and is a highly regarded executive with a track record of delivering key business objectives from cost leadership in complex operations to M&A delivery. I am delighted to welcome Jessica to the leadership of our company. I look forward to working with her in assuring its financial success as we execute our strategy to re-shape Shell”.

Enquiries

Investor Relations

International: +31 70 377 4540

North America: +1 832 337 2034

Media

Shell International Media Relations: +44 207 934 5550

Shell US Media Relations: +1 713 241 4544

Cautionary Note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this release “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this release refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’,

‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. There can be no assurance that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2015 (available at www.shell.com/investor and www.sec.gov ). These risk factors also expressly qualify all forward looking statements contained in this release and should be considered by the reader. Each forward-looking statement speaks only as of the date of this release, December 15, 2016. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this release.

With respect to operating costs synergies indicated, such savings and efficiencies in procurement spend include economies of scale, specification standardisation and operating efficiencies across operating, capital and raw material cost areas.

We may have used certain terms, such as resources, in this release that United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	M.C.M. Brandjes
Name: M.C.M. Brandjes Title: Company Secretary

Date: December 15, 2016